UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 001-38212

CRESTWOOD MIDSTREAM PARTNERS LP

(as successor in interest to Oasis Midstream Partners LP)

(Exact name of registrant as specified in its charter)

811 Main St., Suite 3400

Houston, TX 77002

(832) 519-2200

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Units Representing Limited Partner Interests

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None*

*

Oasis Midstream Partners LP (the “Registrant”) merged with and into Crestwood Midstream Partners LP on February 1, 2022, at which time the separate existence of the Registrant as a limited partnership ended.

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, Oasis Midstream Partners LP has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: February 17, 2022

CRESTWOOD MIDSTREAM PARTNERS LP (successor in interest to Oasis Midstream Partners LP)

By:	Crestwood Midstream GP LLC, its general partner

By:	/s/ Michael K. Post
	Name:	Michael K. Post
	Title:	Vice President, Associate General Counsel & Corporate Secretary